Securities Act of 1933 File No. 002-27183

Investment Company Act of 1940 No. 811-01528

FORM N-1A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 59	☐
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 53

(Check appropriate box or boxes.)

BRUCE FUND, INC.
(Exact name of Registrant as Specified in Charter)

20 North Wacker Drive
Suite 2414
Chicago, Illinois 60606
(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: (312) 236-9160

R. Jeffrey Bruce
20 North Wacker Drive
Suite 2414
Chicago, Illinois 60606
(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A (File Nos. 002-27183 and 811-01528) of Bruce Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 59 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the exhibit to the Registration Statement. This Post-Effective Amendment No. 59 does not modify any other part of the Registration Statement.

PART C
Form N-lA
OTHER INFORMATION

TABLE OF CONTENTS
PART C

Item No.	Title
28	Exhibits
29	Persons Controlled by or Under Common Control with the Fund
30	Indemnification
31	Business and Other Connections of the Investment Adviser
32	Principal Underwriters
33	Location of Accounts and Records
34	Management Services
35	Undertakings
Signatures

Item 28.	Exhibits

(a)	Articles of Incorporation.

(1)	Registrant’s Articles of Incorporation, filed with Registrant’s registration statement on Form N-1A dated November 11, 1983 and incorporated herein by reference.

(2)	Amendment to Registrant’s Articles of Incorporation, filed with Registrant’s registration statement on Form N-1A dated December 12, 2000 and incorporated herein by reference.

(b)	By-laws – Registrant’s By-laws, restated as of November 1, 1983 and amended as of November 16, 2005, filed with Registrant’s registration statement on Form N-1A dated September 27, 2006 and incorporated herein by reference.

(c)	Instruments Defining Rights of Security Holders – Filed with Registrant’s registration statement on Form N-1A dated November 11, 1983 and incorporated herein by reference.

(d)	Advisory Agreement – Registrant’s Investment Management Agreement with Bruce & Co. Inc., filed herewith.

(e)	Underwriting Contracts – Registrant’s Distribution Agreement dated December 31, 2019, with Ultimus Fund Distributors LLC, filed with the Registrants registration statement on Form N-1A dated October 28, 2020.

(f)	Bonus or Profit Sharing Contracts – None

(g)	Custodian Agreement – Registrant’s Custodian Agreement with Huntington National Bank, filed with Registrant’s registration statement on Form N-1A dated October 31, 2005 and incorporated herein by reference.

(h)	Other Material Contracts

(1)	Registrant’s Mutual Fund Services Agreement with Unified Fund Services, Inc., filed with Registrant’s registration statement on Form N-1A dated October 31, 2005 and incorporated herein by reference.

(2)	Amendment to Registrant’s Mutual Fund Services Agreement with Unified Fund Services, Inc. (now known as Ultimus Asset Services, LLC) filed with Registrant’s registration statement on Form N-1A dated October 28, 2011, and incorporated herein by reference.

(3)	Registrant’s Fee Agreement with Huntington Asset Services, Inc., filed with Registrant’s registration statement on Form N-1A dated October 28, 2011 and incorporated herein by reference.

(4)	Second Amendment to Registrant’s Mutual Fund Services Agreement with Unified Fund Services, LLC (now known as Ultimus Asset Services, LLC), dated January 1, 2020, and filed with the Registrants registration statement on Form N-1A dated October 28, 2020.

(5)	Third Amendment to Registrant’s Mutual Fund Services Agreement with Unified Fund Services, LLC (now known as Ultimus Asset Services, LLC), dated November 5, 2019 and filed with the Registrants registration statement on Form N-1A dated October 28, 2020.

(i)	Legal Opinion – Filed with Registrant’s registration statement on Form N-1A dated November 11, 1983 and incorporated herein by reference.

(j)	Other Opinions – Independent Registered Public Accounting Firm Consent of Grant Thornton LLP, filed with Registrant’s registration statement of Form N-1A dated October 28, 2023, and incorporated herein by reference.

(k)	Omitted Financial Statements – None

(l)	Initial Capital Agreements – None

(m)	Rule 12b-1 Plan – None

(n)	Rule 18f-3 Plan – None

(o)	Reserved

(p)	Codes of Ethics - Code of Ethics of Registrant and Bruce & Co., Inc., filed with Registrant’s registration statement on Form N-1A dated October 29, 2007 and incorporated herein by reference.

Item 29.	Persons Controlled by or Under Common Control with the Fund

None

Item 30.	Indemnification

Art. Seventh, Par. 7(c) of the Registrant’s Articles of Incorporation, as amended, provides that each director and officer (and his heirs, executors and administrators) shall be indemnified by the Corporation against reasonable costs and expenses incurred by him in connection with any action, suit or proceeding to which he is made a party by reason of his being or having been a director or officer of the Corporation, except in relation to any action, suit or proceeding in which he has been adjudged liable because of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. There are additional provisions in said Paragraph 7(c) relating to procedure for such indemnification in case of settlement, limitations on costs and expenses (including attorney’s fees in such event), the right of a stockholder to challenge such indemnification in certain cases, and express acknowledgment that such rights and indemnities are not exclusive of any other right to which the officers and directors may be entitled according to law.

Item 31.	Business and Other Connections of the Investment Adviser

Bruce & Co, Inc. (“Bruce”) serves as investment adviser to the Bruce Fund. Mr. R. Jeffrey Bruce is the sole officer, and director, and majority owner of Bruce. Further information about Bruce can be obtained from the Form ADV Part I filed via the NASDR’s CRD/IARD system, and available on the Investment Adviser Public Disclosure Website.

Item 32.	Principal Underwriters.

(a)	Ultimus Fund Distributors, LLC also serves as a principal underwriter for the following investment companies:, CM Advisors Family of Funds, Caldwell & Orkin Funds, Inc., Cantor Select Portfolios Trust, Cantor Fitzgerald Sustainable Infrastructure Fund, Capitol Series Trust, Centaur Mutual Funds Trust, Chesapeake Investment Trust, Commonwealth International Series Trust, Conestoga Funds, Connors Funds, Cross Shore Discovery Fund, Dynamic Alternatives Fund, Eubel Brady & Suttman Mutual Fund Trust, Fairway Private Equity & Venture Capital Opportunities Fund, F/m Funds Trust, Flat Rock Enhanced Income Fund, HC Capital Trust, Hussman Investment Trust, Index Funds, James Alpha Funds Trust, James Advantage Funds, Lind Capital Partners Municipal Credit Income Fund, MSS Series Trust, Oak Associates Funds, Onefund Trust, Papp Investment Trust, Peachtree Alternative Strategies Fund, Rocky Mountain Opportunity Trust, Schwartz Investment Trust, Segall Bryant & Hamill Trust, The Cutler Trust, The Investment House Funds, The Nia Impact Solutions Fund, Williamsburg Investment Trust, Ultimus Managers Trust, Unified Series Trust, Valued Advisers Trust, VELA Funds, Volumetric Fund, Waycross Independent Trust, and Yorktown Funds.

(b)	The directors and officers of Ultimus Fund Distributors, LLC are as follows:

Name	Title	Position with Trust
Kevin M. Guerette*	President	None
Stephen Preston*	Vice President, Chief Compliance Officer, and Anti-Money Laundering Compliance Officer	None
Greg Evans*	Financial Operations Principal
Douglas K. Jones*	Vice President	None
Melvin Van Cleave*	Chief Information Securities Officer	None

*	The principal business address of these individuals is 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246

(c)	Not Applicable.

Item 33.	Location of Accounts and Records

All accounts, books or other documents required to be to be maintained by section 31(a) of the 1940 Act, and rules promulgated thereunder are kept at one or more of the following locations:

Bruce & Co., Inc.
Suite 2414
20 North Wacker Drive
Chicago, IL 60606

Ultimus Asset Services, LLC
225 Pictoria Drive
Suite 450
Cincinnati, OH 45246

Huntington National Bank
41 South High Street
Columbus, OH 45263

Ultimus Fund Distributors, LLC
225 Pictoria Drive
Suite 450
Cincinnati, OH 45246

Item 34.	Management Services

None.

Item 35.	Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 59 to its registration statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of Chicago, and State of Illinois on the 15th day of December, 2023.

Bruce Fund, Inc,

By:	/s/ R. Jeffrey Bruce
R. Jeffrey Bruce, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/ R. Jeffrey Bruce	Date: December 15, 2023
R. Jeffrey Bruce
President, Treasurer, and Principal Financial Officer

/s/ W. Martin Johnson	Date: December 15, 2023
W. Martin Johnson
Director

/s/ Robert DeBartolo	Date: December 15, 2023
Robert DeBartolo
Director

INDEX TO EXHIBITS

Exhibit Number	Description
EX.99.28.d	Investment Advisory Agreement